EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Immediate report - Award of fourth generation frequencies tender to Pelephone

Further to the Company's immediate report from July 3, 2014, and section 3.7.1 of the chapter containing a description of the Company's business affairs in its quarterly report for the period ending September 30, 2014, the Company hereby provides notification that on January 12, 2015, the Company received a notice from its subsidiary, Pelephone Communications Ltd. (hereinafter, "Pelephone") stating that it had participated today in an online tender published by the State for the allocation of fourth generation frequencies (LTE) for cellular operators with infrastructure, virtual operators and entities that are not existing cellular operators, all subject to the tender criteria.

In the framework of the tender, Pelephone was awarded 15 MHz on the 1800 frequency band, at an aggregate cost of NIS 96 million.

The results of the award are subject to the approval of the Ministry of Communications as specified in the tender conditions.

A fourth generation network is a cellular data network enabling web surfing at exceedingly high speeds. In August 2014, the Ministry of Communications permitted the operation of fourth generation networks in Israel at 5 MHz, whereas at the conclusion of the frequencies tender, cellular companies will be able to operate the network using the entire bandwidth at their disposal, within several weeks of completing the allocation of frequencies.

Hundreds of thousands of fourth-generation supporting devices already operate on Pelephone's network, and surf the web in areas in which LTE infrastructure exists. Pelephone is currently in the process of laying the network throughout the country and will continue to do so at an accelerated pace over the coming months.

The above summary constitutes a translated summary  of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.